July 15, 2010

DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially filed May 14, 2010, as first amended on June 18, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated July 7, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to Form S-1 (“Amendment No. 2”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 2. Our responses are numbered to correspond to your comments.

General

1.	Please note the staff’s comments apply to the entire registration statement, and not specific sections. Accordingly, the registration statement should be revised throughout, as necessary, in order to be fully responsive to the staff’s comments. Please make appropriate revisions.

Response: The Staff’s comment is duly noted and revisions are made throughout the registration statement, as necessary.

July 15, 2010

2.	We note your response to prior comment 1. However, information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. See Regulation S-K Item 501(b)(2). Further, given your disclosure in the second sentence in the first paragraph on the prospectus cover page it is not clear why the number of shares per subscription right cannot be included throughout the prospectus. Please revise your registration statement accordingly. Also confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.

Response: Information regarding the number of securities to be offered and the subscription price has been included in Amendment No. 2. The number of shares each shareholder will receive per subscription right and the subscription price per share have also been revised. Please see the cover page as well as additional pages throughout the registration statement reflecting this updated information.

The Company will not circulate any preliminary prospectus that does not include all of the appropriate non-Rule 430A information.

Prospectus Cover Page

3.	We note your revisions in response to prior comment 3. Please revise the third-to-last sentence of the third paragraph of the cover page for clarity. The reference to extensions “to on or before” September 15, 2010 is confusing. For instance, in light of your disclosure that no extensions shall extend beyond September 15, 2010, it is uncertain under what circumstances an extension might occur “on” September 15, 2010. Revise throughout the registration statement accordingly.

Response: Amendment No. 2 has been revised accordingly throughout the registration statement.

4.	We note that your disclosure on page 7 of your proxy statement filed June 18, 2010 indicates that the proposed increase in authorized shares will be necessary to complete the contemplated rights offering. Given that the shareholder meeting is scheduled for July 27, 2010, please revise to clarify how all of the rights will be distributed and exercisable on July 12, 2010, as currently disclosed.

Response: The Company has changed the date that the rights will be distributed and exercisable to August 31, 2010. The Special Meeting date for shareholders to vote and approve a proposal to increase authorized capital has been moved to August 10, 2010. We believe that these new dates will allow for the filing of an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares before any rights are distributed and become exercisable. Revisions to Amendment No. 2 and to the proxy statement have been made to reflect the new dates.

July 15, 2010

5.	We note your response to prior comment 4. Please provide a more detailed legal and factual analysis explaining how you determined that you did not start the rights offering to your largest shareholder before filing this registration statement and that it is consistent with Section 5 of the Securities Act to complete the transaction with a registered offering. In your response, please address when your largest shareholder was first informed of the rights offering, whether upon learning of the rights offering the largest shareholder made any oral or written inquiries with respect to the offering, and whether your largest shareholder will be subject to the representation requirements and purchase limits indicated in exhibit 99.1, and if not, when and how this was determined. Cite all authority on which you rely.

Response:

The Company’s Chairman, James R. Henderson, and John J. Quicke, the Company’s Chief Executive Officer, directors of the Company and managing directors of the Company’s largest shareholder, Steel Partners Holdings L.P., and as such, Steel Partners Holdings L.P., were first informed of the rights offering at a meeting of the Company’s Board of Directors held on April 30, 2010 at which meeting the Board authorized and approved moving forward with a rights offering. At such meeting of the Board, Messrs. Henderson and Quicke, indicated to the Board that Steel Partners Holdings L.P. intended to exercise all of its rights, including over-subscription rights for the maximum of shares they can over-subscribe for without endangering the Company’s net operating loss carry forwards.

Following Board approval to move forward with the rights offering, but prior to the filing of the initial registration statement and pursuant to services provided to the Company, pursuant to a management services agreement with SP Corporate Services LLC, an affiliate of Steel Partners Holdings L.P., effective September 1, 2009, the Company received various electronic communications from SP Corporate Services relating to certain matters regarding the proposed rights offering. The inquiries were limited to the effect the proposed rights offering would have on the Company’s net operating losses, the amount of legal fees which would be incurred in connection with the rights offering, the benefits of hiring, the services to be provided by and the potential costs involved with the hiring of an investment bank and the timing of filings related to the rights offering.

The Company does not believe the inquiries made by Steel Partners Holdings L.P. constitute an “offer to sell” by the Company as defined under Section 2(a)(3) of the Securities Act of 1933, as amended. In defining what constitutes an “offer to sell”, the Commission in Securities Act Release No. 33-5180, places emphasis on press releases or other publicity efforts that are designed to condition the market or arouse public interest in the securities. See also, Publication of Information Prior to or After the Filing and Effective Date of a Registration Statement under the Securities Act of 1933, Securities Act Release No. 33-5009 (Oct. 16, 1969). The discussions between the Company and an affiliate of Steel Partners Holdings L.P., the Company’s largest shareholder, were not intended to, and the Company believes, did not, condition the market or arouse public interest. The Company did not release any press releases or otherwise make any public announcements about the proposed rights offering prior to filing its initial registration statement. The inquiries by SP Corporate Services were private inquiries

July 15, 2010

pursuant to the management services agreement between the Company and SP Corporate Services, and such agreement includes a confidentiality provision prohibiting SP Corporate Services from disclosing anything discussed between the parties, including the proposed rights offering, to any third party. Additionally, all such inquiries by SP Corporate Services occurred following the time at which the Company was informed, in an unsolicited manner, that Steel Partners Holdings L.P. intended to exercise all of its rights, including over-subscription rights for the maximum of shares they can over-subscribe for without endangering the Company’s net operating loss carry forwards. Therefore, the market was not conditioned as to the offering and there was no arousal of public interest in the Company’s securities. Therefore the Company does not believe it started the rights offering to its largest shareholder before filing the registration statement and that it is thus consistent with Section 5 of the Securities Act of 1933, as amended, to complete the transaction with a registered offering.

All shareholders, including Steel Partners Holdings L.P. will be subject to the representation requirements and purchase limits indicated in exhibit 99.1.

6.	Please provide us with the legal analysis that forms the basis for your conclusion set forth in your response to prior comment 5.

Response: The Company has revised its position and intends to file a Form 8-A to register the non-transferable rights.

Prospectus Summary

The Rights Offering, Page 2.

7.	Please add disclosure to the summary and “The Rights Offering” section starting on page 17 regarding the representation requirements and purchase limits contained in exhibit 99.1. Address how these requirements will impact the over-subscription rights.

Response: Amendment No. 2 has been revised to provide disclosure regarding the representation requirements and the Company’s right to limit the exercise of rights by certain stockholders in order to protect against an unexpected “ownership change” for federal income tax purposes and the impact on over-subscription rights. Please see pages 3 and 24 of the prospectus.

Non-Transferability of Rights, page 2

8.	We reissue prior comment 7 with respect to expanding your discussion to disclose the circumstances by which the rights may be transferred by operation of law. Also, given your current disclosure regarding “any transfers permitted under applicable state law,” it is not clear to what extent the rights are restricted from being transferred, if at all. Please revise to clarify.

July 15, 2010

Response: Amendment No. 2 has been revised to clarify that the rights may be transferred by operation of law only to the recipient’s estate in cases of death of the recipient. It has also been revised to remove language referring to state law restrictions on transfer.

Issuance of Our Common Stock, Page 4

9.	Please reconcile your disclosure that you anticipate issuing certificates within five business days with your response to prior comment 10 that certificates will be issued within five business days after expiration of the rights offering.

Response: Amendment No. 2 has been revised to clarify that certificates will be issued within five business days after expiration of the rights offering. Please see page 4 and elsewhere throughout the registration statement.

Use of Proceeds, page 4

10.	Disclose the ratio of the stock splits and the anticipated number and value of fractional shares.

Response: Amendment No. 2 has been revised to state that the Company’s shareholders are being asked to approve a reverse stock split of one-for-50 followed by a forward stock split of four-for-one and that the Company estimates that $7,200 of the proceeds from the offering will be used to cash out fractional interests equaling approximately 10,000 shares in the aggregate. Please see the cover page and elsewhere throughout the registration statement.

Questions and Answers, page 5

Who will receive subscription rights, page 6

11.	Please revise to disclose that affiliates’ rights will be subject to the resale restrictions of Rule 144 as indicated in your response to prior comment 11.

Response: The Company revises its response to prior comment number 14. As stated in Amendment No. 2, the rights are not transferable other than to affiliates (i.e. entities which control the recipient or are controlled by or under common control with the recipient) of the recipient or to the estate of the recipient upon the death of such recipient. As such, affiliates of the Company cannot transfer the rights (other than to their respective affiliates) pursuant to Rule 144 or otherwise.

Can the company terminate the rights offering, page 6

12.	We note your disclosure added in response to prior comment 12 that you “anticipate” returning funds within five business days. Please revise to state clearly that you will return funds to shareholders promptly if you terminate the offering, consistent with Rule 15c2-4. Make corresponding revisions throughout the registration statement, including, for example, under Payment Adjustments on page 3.

July 15, 2010

Response: Amendment No. 2 has been revised to state that if the Company cancels the rights offering, any money received from subscribing shareholders will be refunded promptly. Funds received from subscribing shareholders will be returned to subscribing shareholders within five business days following a termination of the rights offering. Please see pages 3, 6 and 18 of the prospectus.

May shareholders in all states participate, page 7

13.	We note your response to prior comment 14. Please revise to clarify the states where you are reserving the right to impose additional requirements on shareholders to participate in the rights offering and the percentage of securities affected.

Response: We do not intend to impose additional requirements on shareholders to participate in the rights offering. The disclosure regarding such conditions has been removed from pages 7 and 24 of the prospectus.

Have any shareholders, page 7

14.	We reissue the first part of our prior comment 13 with respect to disclosing the maximum percentage interest your largest shareholder may acquire without exceeding the section 382 threshold. Also, specify the “certain shareholders” within the meaning of section 382. With a view towards clarified disclosure:

•	please show us how you calculated that the acquisition of 14 million newly issued shares by your largest shareholder would not exceed the 50% limit in section 382;

Response: Please note that the Company has determined a subscription price for the rights offering and decided that it plans to issue rights to purchase up to 24,999,224 shares of common stock. Given this share figure, the maximum number of newly issued shares that the largest shareholder, Steel Partners Holdings L.P., may acquire pursuant to the rights offering without exceeding the limit in section 382 of the Internal Revenue Code has been revised from 14,365,000 to 12,500,000. The analysis performed to determine this figure is based on the following calculations and assumptions.

As of June 30, 2010, Steel Partners Holdings L.P. directly owned 6,812,234 shares of the Company’s stock. This comprised 29.99% of the 22,718,306 shares then outstanding. An ownership change occurs under Section 382 of the Internal Revenue Code if the percentage interest in the loss company’s stock owned by “5% shareholders” has increased by more than 50 percentage points over the lowest percentage held by those respective shareholders during the testing period (generally, three years) preceding the “testing date” (in this case, June 30, 2010).

Steel Partners Holdings L.P. had a group of investors that was redeemed out of the partnership in July, 2009 through a distribution of, among other securities, their proportionate share of the Steel Partners Holdings L.P.’s investment in the Company. The Treasury regulations under section 382 of the Internal Revenue Code require that this investor group be

July 15, 2010

“segregated” and treated as a separate “5% shareholder” of the Company for section 382 testing purposes. This deemed 5% shareholder held 2,433,664 shares (or 10.71%) of the Company’s stock at June 30, 2010. This deemed 5% shareholder is no longer part of the Steel Partners Holdings L.P.’s investor group but the lowest percentage of the Company’s stock held by group of investors is determined by reference to the lowest percentage that they held through Steel Partners Holdings L.P. in the three year testing period. This deemed group must be included in the analysis because any shares not acquired by Steel Partners Holdings L.P. will be generally treated as acquired proportionately by the non Steel Partners Holdings L.P. investors and this will interactively affect the number of shares that Steel Partners Holdings L.P. may acquire through the Rights Offering.

As noted above, Steel Partners Holdings L.P. currently owns 29.99% of the Company’s outstanding stock. A portion of Steel Partners Holdings L.P. stock ownership of the Company was acquired more than three years prior to June 30, 2010. The lowest percentage of the Company held by Steel Partners Holdings L.P. during the three year testing period was 8.24% (after taking into account the split out of the departing investor group). Thus, Steel Partners Holdings L.P. increase in its ownership percentage of the Company is 21.69%.

If the Company were to issue 25,000,000 shares pursuant to the Rights Offering and Steel Partners Holdings L.P. were to acquire 12,500,000 of those shares, Steel Partners Holdings L.P. would increase its ownership interest in the Company to 40.47% (19,312,234/47,718,306). Its cumulative increase in its percentage ownership in the Company would then be 32.22%. The remainder of the 25,000,000 million shares would be acquired by existing and a deemed new group of public shareholders of the Company, which groups would have a cumulative percentage increase in their holdings of 17.03%. Since the 32.22% increase by Steel Partners Holdings L.P. and the 17.03% increase by the non Steel Partners Holdings L.P. shareholders would not be more than 50 percentage points, a section 382 ownership change will not have occurred.

•	explain how the 14 million share threshold discussed here relates to the 1.1 million share limit referenced in exhibit 99.1; and

Response: Please note that the 14 million share threshold has been revised to 12.5 million shares. The 12.5 million share threshold relates to the statutory limitations provided in Section 382 of the Internal Revenue Code, whereas, the 1.1 million limitation referenced in exhibit 99.1 relates to the limitations set forth in the Company’s Rights Agreement, as amended, initially dated as of January 22, 2007, and between the Company and Mellon Investor Services LLC, as rights agent, set forth in exhibit 4.19 to the registration statement, which Rights Agreement (“Poison Pill”) was adopted to protect the Company’s net operating loss carryforwards.

•	tell us whether you intend to update this disclosure after the completion of the stock split contemplated in your preliminary proxy statement.

Response: As disclosed in Amendment No. 2, the Company intends to use part of the proceeds from the rights offering to pay cashed-out fractional shares as a result of the one-for-50 reverse stock split and the four-for-one forward stock split following the closing of the rights offering. As such, the Company does not intend to commence such splits until following the closing of the rights offering and does not intend to update this disclosure in the registration statement. If the Company amends its plans and commences the splits prior to the completion of the rights offering, the Company will update this disclosure.

July 15, 2010

Expiration of the Rights Offering, page 17

15.	We note your response to prior comment 17. Please revise to clarify when an extension of the rights offering would be required by law.

Amendment Number 2 has been revised to remove the reference to an extension that may be required by applicable law. Please see pages 2 and 17 of the prospectus.

Summary of United States Federal Income Tax, page 73

16.	We note your response to prior comment 21 and reissue the comment. Please provide the legal basis for your belief that you are not required to file a tax opinion. Alternatively, please file your tax opinion and make appropriate revisions to this section, including among others to attribute the opinion to counsel and to clarify that your disclosure in this section is a “discussion,” not a “summary.”

Response: The Company has included as Exhibit 8.1 a tax opinion to Amendment No. 2 and corresponding revisions have been made to the above referenced section on United States federal income taxes. Please see pages 73 and 74 of the prospectus.

17.	We note your response to prior comment 22 and reissue the comment. Please clarify how investors determine whether the fair market value of their oversubscription rights is less or more than the 15% threshold mentioned in this section. If it may be helpful, please consider providing an example.

Response: The Company has revised its disclosure to provide an example for purposes of illustrating the operation of the 15% threshold mentioned in the above referenced section. Please see page 74 of the prospectus.

Exhibit 99.1

18.	We note that you have not included the forms to exhibit 99.1. Please tell us the authority on which you rely to omit this information.

Response: Exhibit 99.1 has been revised and the latest version has been filed along with Amendment No. 2.

Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter which will be provided to the Commission at the time acceleration is requested.

July 15, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 2 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo
John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

July 15, 2010

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2010, as first amended on June 18, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated July 7, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer